Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: 333-207847

Press Release

Amsterdam, The Netherlands & Deerfield, Illinois / 21 December, 2015

CF Industries and OCI Announce Amended Combination Agreement

CF and OCI’s European, North American and Global Distribution Businesses to Become Subsidiaries of New Holding Company Tax Resident in the Netherlands

CF Industries Holdings, Inc. (NYSE: CF) and OCI N.V. (Euronext: OCI) today announced that they have amended the combination agreement originally announced on 6 August 2015. Under the amended agreement, the jurisdiction of incorporation and tax residency of the new holding company has been changed from the United Kingdom to the Netherlands.

The amended agreement has been unanimously approved by the boards of directors of both companies.

“The industrial logic and strategic rationale of the combination remains very attractive, with expected operational and structural synergies essentially unchanged from those previously announced,” said Tony Will, president and chief executive officer, CF Industries Holdings, Inc.

The anticipated timing to close the transaction remains mid-2016. The proposed transaction remains subject to approval by the shareholders of CF and OCI, as well as customary closing conditions and certain other regulatory approvals. Antitrust approvals and clearances obtained to date include approval from the European Commission on 4 December 2015; the expiration of the waiting period mandated for United States government antitrust review on 2 November 2015; and unconditional approval from the Turkish Competition Authority received on 6 October 2015. The companies will continue to pursue all required regulatory approvals.

For additional information on the amended agreement, please see the question-and-answer document accompanying this news release.

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CF Industries-OCI Combination Frequently Asked Questions

What are the next steps for approval of the proposed combination agreement?

An amended registration statement on Form S-4 will be filed with the SEC. Once filed, it will be available through the SEC’s website at www.sec.gov under the company name “CF B.V.” The company will also continue to pursue additional regulatory approvals not yet obtained. The amended agreement should not affect the anticipated timing for transaction closing, which is currently expected by mid-2016.

Does the new structure satisfy the notice issued by The Treasury Department?

By being tax resident in the Netherlands, where OCI and the OCI subsidiaries being acquired in the transaction are incorporated, are tax resident, and conduct meaningful operations, the new holding company would satisfy the requirements of the U.S. Department of the Treasury’s notice issued on 19 November 2015.

What is the impact on the expected synergies from the difference between the Netherlands corporate tax rate and the UK corporate tax rate?

Both the Netherlands and the United Kingdom have territorial corporate tax systems. As such, they do not generally tax income earned outside of their jurisdiction, nor do they generally tax dividends received from non-Dutch subsidiaries. The 25 percent Dutch statutory tax rate generally only applies to income earned by Dutch operations. This tax rate always applied to the combined company’s Dutch operations. Therefore, the change in tax residency should have no meaningful impact on the synergies expected from this combination.

Can you break out the synergies between operational and tax and give a few examples?

CF expects to generate significant operational and structural synergies, and the estimate of approximately $500 million in after-tax run-rate synergies has not changed. Operational synergies include: leveraging the CF distribution network with Wever, Iowa, production volumes, creating logistical efficiencies and cost savings; reducing transportation costs and increasing options for Beaumont, Texas, ammonia production; reducing costs and optimizing product mix offerings for customers in the United Kingdom and in Europe through coordination between the Geleen, Netherlands, facility and the UK facilities; being able to more efficiently serve the global market from an enhanced production footprint; and elimination of overlapping corporate functions; among many others. Structural synergies include: optimization of corporate capital structure; and elimination of double taxation on non-US-based earnings; among others.

Is the proposed Natgasoline facility still part of the combination agreement and if so will the additional conditions to including 45% of Natgasoline in the transaction remain the same?

The terms of the combination agreement with respect to Natgasoline have not changed.

Press Release

About OCI N.V.

OCI N.V. (Euronext: OCI) is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI ranks among the world’s largest nitrogen fertilizer producers, and can produce more than 8.4 million metric tons of nitrogen fertilizers and industrial chemicals at production facilities in the Netherlands, the United States, Egypt and Algeria. OCI is listed on Euronext in Amsterdam.

About CF Industries Holdings, Inc.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, through its subsidiaries is a global leader in the manufacturing and distribution of nitrogen products, serving both agricultural and industrial customers. CF Industries operates world-class nitrogen manufacturing complexes in Canada, the United Kingdom and the United States, and distributes plant nutrients through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in an ammonia facility in The Republic of Trinidad and Tobago. CF Industries routinely posts investor announcements and additional information on the company’s website at www.cfindustries.com and encourages those interested in the company to check there frequently.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed

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transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company for the combination of CF Industries Holdings, Inc. and the European, North American and global distribution business of OCI will file with the SEC an amended registration statement on Form S-4 (SEC File No. 333-207847) that includes as prospectuses a shareholders circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholders circular/prospectus will be made available to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholders circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholders circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions is set forth in the proxy

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statement/prospectus/shareholders circular filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

For additional information contact:
OCI N.V. Investor Relations Department: Hans Zayed Director Email: hans.zayed@oci.nl Tel: +31 (0) 6 18 251 367	For additional information on OCI: www.oci.nl OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY Honthorststraat 19 1071 DC Amsterdam The Netherlands